Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year
	2007	2008	2009	2010	2011

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$95	$762	$1,049	$1,152	$1,209

Add: Fixed charges	229	248	191	162	142

Total earnings available for fixed charges	$324	$1,010	$1,240	$1,314	$1,351

Fixed charges:

Interest expense(1)	$153	$169	$130	$102	$68
Interest portion of rental expense	76	79	61	60	74

Total fixed charges	$229	$248	$191	$162	$142

RATIOS OF EARNINGS TO FIXED CHARGES	1.41	4.07	6.49	8.11	9.51

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness